                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     FOR THE FISCAL YEAR ENDED   March 31, 2001
                                ------------------------------------------------

                                OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM ____________________ TO_____________________

     Commission File Number:  000-24373

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 GLOBAL IMAGING SYSTEMS 401(K) RETIREMENT PLAN
                     3820 NORTHDALE BOULEVARD, SUITE 200A
                             TAMPA, FLORIDA 33624

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         GLOBAL IMAGING SYSTEMS, INC.
                     3820 NORTHDALE BOULEVARD, SUITE 200A
                             TAMPA, FLORIDA 33624

Global Imaging Systems, Inc.
401(k) Retirement Plan

Table of Contents
March 31, 2001 and 2000

----------------------------------------------------------------------------------------

                                                                                  Page(s)
Report of Independent Certified Public Accountants                                   1

Financial Statements:
  Statements of Net Assets Available for Benefits as of March 31, 2001 and 2000      2

  Statements of Changes in Net Assets Available for Benefits for the Years
   Ended March 31, 2001 and 2000                                                     3

Notes to Financial Statements                                                      4-7

Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes at End of Year                     8

  Schedule of Investment Assets Both Acquired and Disposed of
   Within the Plan Year                                                              9

  Schedule of Reportable Transactions                                               10

  Schedule of Leases in Default or Classified as Uncollectible                      11

  Schedule of Loans or Fixed Income Obligations in Default or
   Classified as Uncollectible                                                      12

  Schedule of Nonexempt Transactions                                                13

               Report of Independent Certified Public Accountants


To the Participants and Administrator of the Global Imaging Systems, Inc.
401(k) Retirement Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Global Imaging Systems, Inc. 401(k) Retirement Plan (the "Plan") at March 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS, LLP
Tampa, Florida
September 26, 2001

Global Imaging Systems, Inc.
401(k) Retirement Plan

Statements of Net Assets Available for Benefits
As of March 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                  2001                  2000
Assets

Investments, at fair value                    $ 44,994,343         $ 55,549,625
                                              ------------         ------------

Receivables:
    Participant contribution                       297,337               47,207
    Employer contribution                          109,699               24,466
                                              ------------         ------------
      Total receivables                            407,036               71,673
                                              ------------         ------------

Net assets available for benefits             $ 45,401,379         $ 55,621,298
                                              ============         ============

 The accompanying Notes to Financial Statements are an integral part of these financial statements.

Global Imaging Systems, Inc.
401(k) Retirement Plan

Statements of Net Assets Available for Benefits
For the Years Ended March 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                      2001              2000
Additions to net assets attributed to:
    Investment results:
      Net (depreciation) appreciation in fair value of investments                $ (19,478,133)    $  8,305,545
      Interest and dividends                                                          3,842,403        3,071,182
                                                                                  -------------     ------------
        Total investment (loss) income                                              (15,635,730)      11,376,727
                                                                                  -------------     ------------

    Contributions:
      Participant                                                                     7,630,160        5,135,176
      Employer                                                                        2,148,931        1,479,996
                                                                                  -------------     ------------
        Total contributions                                                           9,779,091        6,615,172
                                                                                  -------------     ------------

        Total additions                                                              (5,856,639)      17,991,899
                                                                                  -------------     ------------

Deductions from net assets attributed to:
    Benefits paid to participants                                                    (4,908,918)      (3,122,458)
    Administrative expenses                                                              (2,985)          (9,629)
                                                                                  -------------     ------------

        Total deductions                                                             (4,911,903)      (3,132,087)
                                                                                  -------------     ------------

Transfers from other plans                                                              548,623       12,352,856
                                                                                  -------------     ------------

Net (decrease) increase                                                             (10,219,919)      27,212,668

Net assets available for benefits:
    Beginning of year                                                                55,621,298       28,408,630
                                                                                  -------------     ------------
    End of year                                                                   $  45,401,379     $ 55,621,298
                                                                                  =============     ============

 The accompanying Notes to Financial Statements are an integral part of these financial statements.

Global Imaging Systems, Inc
401(k) Retirement Plan

Notes to Financial Statements
For the Years Ended March 31, 2001 and 2000
--------------------------------------------------------------------------------


1.   Description of Plan

     The following description of the Global Imaging Systems, Inc. (the "Company") 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement and related Plan amendments for a more complete description of the Plan's provisions.

     General

     The Plan, established May 1, 1996, and subsequently amended, is a defined contribution savings plan covering substantially all employees of Global Imaging Systems, Inc. (the "Sponsor") and its subsidiaries that have adopted the Plan as of March 31, 2001 (collectively and individually referred to as the "Employer"), who have attained age 21 and one hour (1,000 hours prior to June 23, 1999) of service, excluding employees subject to a collective bargaining agreement, leased employees and nonresident aliens. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions

     Commencing November 1, 1998, eligible participants may contribute up to 18% of pretax annual compensation, as defined by the Plan, subject to certain IRS limitations. Prior to such date, the participants were eligible to contribute up to 15% of pretax annual compensation. Participants may also contribute amounts representing distributions from other qualified plans. Effective June 1, 2000, the Employer contributes to the Plan 55% (50% prior to June 1, 2000) of the first 6% of the participant's compensation. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers one money market fund, nine mutual funds and Global Imaging Systems, Inc. stock as investment options for participants.

     Participant Accounts

     Each participant's account is credited with the participant's contributions, allocations of Employer contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer contribution portion of their accounts plus actual earnings thereon is based on years of credited service. Participants are incrementally vested over six years of credited service. Participants are fully vested upon reaching normal retirement age, death, total disability or termination of the Plan.

Global Imaging Systems, Inc
401(k) Retirement Plan

Notes to Financial Statements
For the Years Ended March 31, 2001 and 2000
--------------------------------------------------------------------------------


   Payment of Benefits

   A participant may receive a lump-sum amount equal to the vested value of his or her account upon termination of employment, attainment of normal retirement age, death or disability. If the participant's vested account balance exceeds $5,000, the Plan will allow the participant to elect when to commence distribution or permit a direct rollover to another qualified plan or IRA. If the vested account balance does not exceed $5,000, the Plan will distribute the balance in a lump-sum.

   Forfeited Accounts

   At March 31, 2001 and 2000, forfeited nonvested accounts totaled $40,740 and $102,482, respectively. Forfeited balances of terminated participants' non-vested accounts are used to reduce future employer contributions. For the years ended March 31, 2001 and 2000, employer contributions were reduced by $186,219 and $27,943, respectively, from forfeited nonvested accounts.

   Participant Loans

   Loans to participants are not available except when participants transfer loans from another qualified plan. However, the Plan Administrator may require modification of certain conditions of the loan in order to bring the loan into compliance with the terms of the Plan's loan policy. The Plan Administrator will not approve any loan to a participant in an amount which exceeds 50% of his or her vested account balance (maximum aggregate dollar amount to any individual participant may not exceed $50,000 and may not be less than $1,000). Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. The loans are secured by the balances in the participant's account and bear interest at a rate determined by a predecessor plan when the loan originated. Interest rates range from 8 to 12%. Principal and interest is paid ratably through monthly payroll deductions.

   Administration

   The Plan is administered by the Company. Prudential Bank and Trust Company is the trustee of the Plan. Certain administrative expenses are paid by the Company.

2. Summary of Significant Accounting Policies

   Basis of Accounting

   The financial statements of the Plan are prepared under the accrual basis of accounting.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from the estimates.

Global Imaging Systems, Inc
401(k) Retirement Plan

Notes to Financial Statements
For the Years Ended March 31, 2001 and 2000
--------------------------------------------------------------------------------

   Payment of Benefits

   Benefits are recorded when paid.

   Investment Valuation and Income Recognition

   Investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant receivables and loans are valued at cost which approximates fair value.

   The Plan presents, in the statement of net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

   The following presents investments that represent 5% or more of the Plan's net assets:

                                                                 March 31,
                                                             2001        2000
   Prudential Government Security Money Market Fund      $ 3,657,749 $ 3,633,412
   Prudential Global Growth Fund                           4,385,035   6,138,795
   Prudential Value Fund                                   2,848,480   2,045,344
   Fidelity Advisor Equity Growth Trust                   16,264,753  21,695,540
   Putnam Voyager Fund                                     9,619,514  14,583,157
   Putnam Income Fund                                      2,627,573   2,212,687
   AIM Balanced Fund                                       2,329,459   2,377,623


   During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

                                                              March 31,
                                                          2001          2000
   Mutual funds                                      $(19,378,388)  $8,434,737
   Common stock fund                                      (99,745)    (129,192)
                                                     ------------   ----------
                                                     $(19,478,133)  $8,305,545
                                                     ============   ==========

Global Imaging Systems, Inc
401(k) Retirement Plan

Notes to Financial Statements
For the Years Ended March 31, 2001 and 2000
--------------------------------------------------------------------------------

4.  Related Party Transactions

    Certain Plan investments are mutual funds and money market funds managed by the trustee and shares of Company stock, and therefore, these transactions qualify as party-in-interest.

5.  Income Tax Status

    The Internal Revenue Service has determined and informed the Company by a letter dated July 2, 1998 that the Plan is designed in accordance with Internal Revenue Code. It is the position of the Company that the Plan has been operated in accordance with Internal Revenue Code and ERISA requirements and, therefore, will be considered exempt from federal income taxes. Accordingly, income taxes have not been provided for in the accompanying financial statements.

6.  Plan Termination

    Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Global Imaging Systems, Inc.
401(k) Retirement Plan

Schedule of Assets Held for Investment Purposes
At End of Year

-----------------------------------------------------------------------------------------------------------------
                 Identity of issue, borrower,                           Description of              Current
                   lessor, or similar party                               investment                 value
----------------------------------------------------------------  ---------------------------   -----------------
Prudential Government Security Money Market Fund*                     Money Market Fund            $   3,657,749
Prudential Active Balanced Fund Z*                                       Mutual Fund                   1,222,993
Prudential Active Balanced Fund A*                                       Mutual Fund                       1,689
Prudential Value Fund*                                                   Mutual Fund                   2,848,480
Prudential Government Income Fund*                                       Mutual Fund                     566,700
Prudential Global Growth Fund Z*                                         Mutual Fund                   4,385,035
Prudential Global Growth Fund A*                                         Mutual Fund                         507
Prudential Stock Index Fund*                                             Mutual Fund                     908,729
Fidelity Advisor Equity Growth Trust                                     Mutual Fund                  16,264,753
Putnam Voyager Fund                                                      Mutual Fund                   9,619,514
Putnam Income Fund                                                       Mutual Fund                   2,627,573
AIM Balance Fund                                                         Mutual Fund                   2,329,459
Global Imaging Systems, Inc.*                                            Common Stock                    434,810
Participant Loans                                                   Interest ranging from
                                                                          8% to 12%                      126,352
                                                                                                   -------------

Total                                                                                              $  44,994,343
                                                                                                   =============

* Represents party-in-interest to the Plan.

Global Imaging Systems, Inc
401(k) Retirement Plan

Schedule of Investment Assets Both Acquired and
Disposed of Within the Plan Year
--------------------------------------------------------------------------------



The Plan has executed no transactions as defined.

Global Imaging Systems, Inc
401(k) Retirement Plan

Schedule of Reportable Tranactions
--------------------------------------------------------------------------------


The Plan has executed no transactions as defined.

Global Imaging Systems, Inc
401(k) Retirement Plan

Schedule of Leases in Default or Classified as Uncollectible
--------------------------------------------------------------------------------



The Plan has executed no transactions as defined.

Global Imaging Systems, Inc
401(k) Retirement Plan

Schedule of Loans or Fixed Income Obligations
in Default or Classified as Uncollectible
--------------------------------------------------------------------------------




The Plan has executed no transactions as defined.

Global Imaging Systems, Inc
401(k) Retirement Plan

Schedule of Nonexempt Transactions
--------------------------------------------------------------------------------


The Plan has executed no transactions as defined.

                                   SIGNATURE


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Global Imaging Systems 401(k) Retirement Plan
                               -------------------------------------------------
                                                 (Registrant)


     September 27, 2001                      /s/ Raymond Schilling
-----------------------------  ---------------------------------------------
              Date                               Raymond Schilling
                               Chief Financial Officer, Secretary and Treasurer,
                                (Duly Authorized Officer and Principal Financial
                                             and Accounting Officer)

                                 EXHIBIT INDEX
                                 -------------

Number  Exhibit                                                            Page
------  -------                                                            ----

  23    Consent of Independent Certified Public Accountants                 16

                                       15